Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

**Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange commission Rule 17a-5
and Commodity Futures Trading Commission Regulation 1.16**

To the Stockholders   February 20, 2016
KENSINGTON CAPITAL CORP.
Brooklyn, New York

In planning and performing my audit of the statement of financial condition of Kensington Capital Corp. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

I have examined the accompanying financial statements of Kensington Capital Corp. for the year ended December 31, 2015, and have issued my report thereon dated February 23, 2015. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.